Exhibit 3.1

Articles of Amendment
of
Articles of Incorporation
OF
IMEDIA BRANDS, INC.

The undersigned, James Spolar, in his capacity as Senior Vice President, General Counsel and Secretary of iMedia Brands, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that:

1.           Article 3, Section A of the Corporation’s Articles of Incorporation has been amended to read in its entirety as follows:

“A. The Corporation is authorized to issue Ten Million (10,000,000) shares of capital stock and Five Million (5,000,000) shares of common stock, having a par value of one cent ($.01) per share in the case of common stock, and having a par value as determined by the Board of Directors in the case of preferred stock, to be held, sold and paid for at such times and in such manner as the Board of Directors may from time to time determine in accordance with the laws of the State of Minnesota.”;

2.           that such amendment has been adopted by the Corporation’s Board of Directors in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes;

3.           that such amendment was adopted pursuant to Section 302A.402 of the Minnesota Statutes in connection with a combination of the Corporation’s capital stock; and

4.           that such amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation and will not result in the percentage of authorized shares of any class or series that remains unissued after such combination exceeding the percentage of authorized shares of the same class or series remaining unissued before the division.

The division giving rise to the amendment set forth above concerns a 1-for-10 combination of the capital stock of the Corporation. Such combination is being effected as follows:

A.          at 5:00 p.m Central Time on the date these Articles of Amendment are filed with the Secretary of State of the State of Minnesota (the “Effective Time”), every ten shares of capital stock then outstanding will be combined and converted into one share of capital stock of the Corporation; and

B.           at the Effective Time, each certificate representing shares of the authorized but unissued capital stock of the Corporation or book entries for the same recorded by the Corporation’s transfer agent and registrar will be deemed to represent 1/10th of the number of shares held of record by such shareholder of record as of the Effective Time; and

C.           in settlement of fractional interests which may arise as a result of common shareholders of record at the Effective Time holding a number of shares less than ten immediately prior to effecting the combination described herein, such capital shareholders of record will be entitled to cash in an amount equal $0.46 multiplied by the fractional interest; provided, however, that to accommodate the needs of common shareholders of record who may be acting as nominees for a number of beneficial holders, the Corporation may settle for cash fractional interests which may result from the allocation by capital shareholders of record of the stock split shares to beneficial holders of the common stock, although the aggregate amount of cash necessary to effect such settlement may exceed the amount otherwise indicated by the number of shares held of record by such shareholder.

IN WITNESS WHEREOF, I have subscribed my name this 11th day of December, 2019.

/s/ James Spolar
James Spolar
SVP, General Counsel & Corporate Secretary

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